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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   December 2006            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

News Release dated October 13, 2006

2.

News Release dated November 9, 2006

3.

News Release dated November 17, 2006

4.

Interim Financial Statements (unaudited) for the period ended September 30, 2006.

5.

Management Discussion and Analysis for the 9 month period ended September 30, 2006.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: January 8, 2007	By: /s/ Simon Ridgway Simon Ridgway President and Director

news release

NR RGI 4  October 13, 2006

Radius Provides Natividad Drilling Update

Vancouver:  Simon Ridgway, President of Radius Gold Inc. (“Radius”) is pleased to report that as of September 30th, Meridian Gold Inc. (“Meridian”) has completed a total of 4,430m of drilling in 27 holes in the second phase of drilling at the Natividad concessions in Nicaragua under its joint venture agreement with Radius. Drilling to date has tested the Manceras, Las Brisas, Ahumada, Pavon Central and Pavon North veins. Drilling is currently underway at the Las Vallas zone with approximately 1,000m planned.

Overall, results to date from the veins in the southern portion of the property, the Las Brisas and Ahumada veins, have been disappointing and have failed to extend the mineralized shoots intersected in last year’s drilling. Strong veining with highly favorable textures was intersected in the drill holes but results generally failed to exceed 2 g/t gold, with a best intercept of 0.55m @ 9.17 g/t Au in hole NAT-06-049.

Results from the drilling at Pavon Central and Pavon North veins show more encouragement with a couple of significant intercepts, although here also deeper drilling shows a dramatic decrease in veining and gold grades. The best result from Pavon Central was 30.54m @ 5.84 g/t Au in hole NAT-06-060 from a vein/breccia zone that included 7.0m @ 11.26 g/t Au, and at Pavon North hole NAT-06-067 cut 20.2m @ 3.22 g/t Au including 4.52m @ 7.25 g/t Au.

Full results received to date are shown in the table below and collar locations and key drill sections can be found on the Radius Gold web site (www.radiusgold.com).

Hole No.	From(m)	To (m)	Int (m)	Au (g/t)

NAT06-044	No significant intersection
NAT06-045	No significant intersection

NAT06-046	169.45	172.30	2.85	4.25

NAT06-047	169.16	172.11	2.95	1.95
	175.26	176.47	1.21	2.03
	215.58	216.46	0.88	2.73

NAT06-048	229.83	230.54	0.71	6.53

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NAT06-049	88.73	91.26	3.53	2.99

NAT06-050	48.76	54.86	6.10	2.00
	59.43	60.96	1.53	3.00

NAT06-051	No significant intersection

NAT06-052	53.44	54.86	1.42	1.39
	68.02	69.30	1.28	1.09

NAT06-053	No significant intersection
NAT06-054	No significant intersection

NAT06-055	120.40	121.25	0.85	1.13

NAT06-056	No significant intersection
NAT06-057	No significant intersection
NAT06-058	No significant intersection
NAT06-059	No significant intersection

NAT06-060	54.86	85.4	30.54	5.84
including	72.70	79.70	7.00	11.26
NAT06-061	42.67	44.08	1.41	3.12

NAT06-062	62.78	67.83	5.05	2.33

NAT06-063	No significant intersection

NAT06-064	41.60	42.67	1.07	1.10
	43.60	48.26	4.66	2.68
	49.57	54.25	4.68	6.87

NAT06-065	No significant intersection

NAT06-066	71.00	71.50	0.50	3.23

NAT06-067	29.60	49.81	20.21	3.22
including	29.60	34.12	4.52	7.25
NAT06-068	57.67	58.32	0.65	1.12
	59.49	59.94	0.45	1.10
	64.08	64.48	0.40	1.71
	89.79	90.52	0.73	2.75
	98.36	101.48	3.12	2.09
	102.75	103.69	0.94	1.42

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NAT06-069	67.23	69.93	2.70	1.09
	73.12	73.77	0.65	1.34
	75.89	76.39	0.50	1.92
	77.27	80.37	3.10	1.03
	85.48	89.57	4.09	1.33

Following the completion of drilling at Las Vallas and receipt of results, the management committee will be meeting to assess the results and evaluate the potential for a near-surface target.  Results from Las Vallas will be released when they have been received from Meridian.

Background

The Natividad (El Pavon) low sulphidation epithermal vein system was discovered by Radius in 2003.  In September 2004, Meridian optioned Natividad from Radius.  The agreement gives Meridian the exclusive option to acquire a 60% interest in El Pavon by spending an agreed amount on exploration, completing a feasibility study within four years and paying to Radius a set amount per ounce of resource defined by the feasibility study for the 60% of the ounces Meridian will acquire (see release NR-RGI5, Sept. 23rd 2004).

Mark Hawksworth, M.Sc., P.Geol., an employee of Meridian Gold Inc., is the Qualified Person, as defined in NI 43-101, responsible for the design and management of the Natividad exploration program, including the current drill program.

Harmen Keyser, P.Geol., a Director of Radius, is the Qualified Person as defined in NI 43-101, and has verified that the results presented in this press release have been accurately summarized from the drill data provided to the Company by Meridian Gold Inc.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

       “signed”

Simon Ridgway, President

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.3-million

news release

NR RGI 5  November 9, 2006

Radius provides update on its gold exploration programs

Vancouver, Canada. Simon Ridgway, President of Radius Gold (“Radius”, TSX-V: RDU) is please to provide an update on Radius’s gold exploration programs in Central America.

In addition to the Natividad epithermal gold project in central Nicaragua, where Radius’s partner Meridian Gold continues to drill, Radius’s exploration team have continued regional stream geochemical sampling and prospecting across the country.  For the first half of the year, Radius received very few significant results from these programs.

However, during the 3rd quarter of 2006, Radius’s teams have discovered at least two new potentially significant projects which are beginning to return strongly anomalous gold values in stream, soil and rock sampling.

In the northwest of the country, Radius has been working at the Santa Barbara project close to the La India mining camp.  Company teams have also been exploring in the Region Autonomo Atlantico Norte (RAAN) of northeast Nicaragua where they have identified a new low sulphidation vein system with significant strike extent.

India Norte Project

The India Norte vein system, which is 100% owned by Radius, lies in northeast Nicaragua close to the old La India mining camp, located approximately 70 km from Managua.  Radius’s geologists identified a series of quartz veins and stockwork zones associated with a cluster of rhyodacite domes approximately 5 km north of the La India vein system which was mined historically.

Radius’s soil geochemistry and prospecting has defined a north-west trending mineralized structure over 2.5 km long with gold-mineralized stockworks up to 30 m in true width locally.  Initial trench sampling returned low to moderate grade gold results but over significant widths (see table below).

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However, there is reason to believe that the Company’s work to date has identified only the upper parts of the mineralized system.  Research indicates that all of the mined ore shoots in the nearby La India camp, including those in the La India, Escondido, Constancia, Tatiana and Constancia veins, were mined between an elevation of 500 m above sea level (ASL) down to as low as 50 m ASL.

The trenches sampled by Radius at India Norte are from well above that elevation, mostly on higher ground at elevations above 550m ASL indicating that there may be significant potential for gold-bearing epithermal veins at deeper levels.  The northwesterly strike of the mineralized structures sampled by Radius is also consistent with the strike of the ore veins within the La India mining camp.  Further results are pending and a drill plan is being prepared to test this working hypothesis.  Significant trench results from the recent work are given below and a map showing the location of the project is available on Radius’s website at www.radiusgold.com.

Trench No.	Sampled Interval (m)	Au g/t
TRAN-001	58.0	0.6
TRAN-008	6.0	2.3
TRAN-010	17.7	2.6
TRAN-012	26.0	1.3

Northeast Nicaragua

The Company’s regional programs in northeast Nicaragua have also started to return positive results.  Recent stream sediment and reconnaissance rock sampling Region Autonoma Atlantico Norte (RAAN) has identified vein float, and notable amounts of free, visible gold in sediment and in quartz float samples in two areas.  As a result, Radius has submitted several new exploration concession applications covering what are thought to be two new, potentially extensive vein systems exposed within a series of low-lying hills.  Prospecting work has identified possible low-sulphidation quartz vein structures up to 8m wide locally.

Initial rock grab sampling has returned strongly anomalous gold results with samples ranging from a high of 66 g/t Au to lows of 250 ppb.  More detailed work will follow upon the granting of Radius’s concessions in these areas.

Natividad

Meridian continues to drill at Natividad.  The joint venture recently received permission to drill at the Los Valles zone where a short program of 6-7 drill holes was planned.  Results will be reported when received.

Other Developments

Radius is in advanced negotiations over potential joint ventures on gold exploration projects elsewhere in Latin America and these will be reported on in due course.  Management is hopeful that joint venture terms will be finalized on at least one project shortly.

In late October, Jock Slater left his position as Vice President Exploration with Radius.  Jock has been with the Gold Group of companies since 1997 and the Board reluctantly accepted his resignation.  Jock leaves to pursue other ventures and the Company thanks him for these many years of commitment and wishes him well in his future endeavours.  No decision has been taken as to Jock’s replacement.

Assay Protocol & Qualified Person

All sample preparation and analyses were conducted by CAS Laboratories in Tegucigalpa, Honduras.  Samples were analyzed for Au, using a 30 gram pulp with Fire Assay, AA finish.

The information in this release was prepared under the supervision of Mr. Harmen Keyser, a member of the Northwest Territories Association of Professional Engineers, Geologists and Geophysicists, and a “Qualified Person” in accordance with National Instrument 43-101.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

       “signed”

Simon Ridgway, President

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.3-million

news release

NR RGI 6  November 17, 2006

Radius Acquires Option on Ecuadorian Gold Project

Vancouver, Canada: Simon Ridgway, President of Radius Gold Inc (TSX-V: RDU; OTCBB: RDUFF, “Radius”) is pleased to announce that Radius has acquired an option to earn a 70% interest in the Cerro Colorado high sulphidation gold project located in southern Ecuador.

The project lies at an elevation of 3,200m to 3,400m and is situated 80km south of the city of Cuerco in the middle of a 100km long belt of epithermal gold deposits which includes several recent gold discoveries.

The area of interest at Cerro Colorado is defined by a 6km long silica-rich alteration zone forming numerous ridges and bars. The silica ridges form broad stockworks within an extensive area of silica-pyrite-alunite alteration. The distribution of highly anomalous gold, arsenic, mercury, antimony and copper values related to silica-alunite alteration are all indicative of potential for high sulphidation-type gold mineralization. The project has never been drill tested.

Under the agreement with Minera Cachabi C. Ltda. (“Mineca”), an Ecuadorian company, Radius can earn 70% of the Cerro Colorado gold project by incurring exploration expenditures of US$3-million on or prior to the third anniversary of the commencement of drilling on the project. In addition Radius must make staged cash payments to Mineca of US$1-million, with US$100,000 paid on signing of the agreement, a further $125,000 payable when Radius begins drilling on the Project, and additional cash payments totalling $775,000 to be made up to and including the third anniversary of commencement of drilling. Radius must also fund and prepare a feasibility study on or before the fifth anniversary of the start up of drilling. Once Radius has earned its 70% interest in the project, Radius and Mineca will form a joint venture to develop the project. Further information about Cerro Colorado will be available shortly on Radius’s website (www.radiusgold.com ).

This acquisition does not indicate a departure from Radius’s Central American programs, but is rather a natural extension of the work Radius has been doing.  Management believes this is a unique opportunity for Radius, fitting well with the specific exploration, social and environmental skills that Radius’s team has developed in Central and Latin America over the last decade.

Qualified Person

The information in this release was prepared under the supervision of Mr. Harmen Keyser, P.Geol., who is a Director of the Company and a “Qualified Person” in accordance with National Instrument 43-101.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

         "signed"

Simon Ridgway, President

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.3-million

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

UNAUDITED FINANCIAL STATEMENTS: In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the nine months ended September 30, 2006.

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

AS AT SEPTEMBER 30, 2006

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	September 30, 2006	December 31, 2005

ASSETS

CURRENT
Cash and short-term investments (Note 2)	$ 644,220	$ 1,423,554
Marketable securities (Note 2)	10,143,715	11,936,277
Advances and other receivables (Note 4)	563,073	305,864
GST receivable	23,634	26,052
Due from related parties (Note 4)	131,886	256,649
Prepaid expenses and deposits	126,777	102,641

	11,633,305	14,051,037
PROPERTY & EQUIPMENT	355,787	384,720
MINERAL PROPERTIES	15,508,461	13,731,865

	$ 27,497,553	$ 28,167,622

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$ 175,461	$ 251,398
Due to related party (Note 4)	8,533	35,129
	183,994	286,527

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 3)	42,486,069	42,402,819
CONTRIBUTED SURPLUS	3,443,487	2,244,987

	45,929,556	44,647,806
DEFICIT	(18,615,997)	(16,766,711)

	27,313,559	27,881,095

	$ 27,497,553	$ 28,167,622

APPROVED BY THE DIRECTORS:

      “signed”                                       , Director

     “signed”                                  , Director

Simon Ridgway

Mario Szotlender

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended September 30,		Nine Month Period Ended September 30,
	2006	2005	2006	2005

DEFICIT – BEGINNING OF PERIOD	$(18,483,706)	$(10,621,858)	$(16,766,711)	$(10,087,313)

Net (loss) income for the period (Note 3)	(132,291)	3,692	(1,849,286)	(530,853)

DEFICIT – END OF PERIOD	$(18,615,997)	$(10,618,166)	$(18,615,997)	$(10,618,166)

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended September 30,		Nine Month Period Ended September 30,
	2006	2005	2006	2005
REVENUE
Interest income	$ 4,152	$ 159,174	$ 119,340	$ 223,423
Other income	4,183	8,651	19,368	48,540
	8,335	167,825	138,708	271,963
EXPENSES
Amortization	12,184	11,319	35,531	32,896
Bank charges and interest	1,169	2,153	4,141	4,874
Consulting fees (Note 4)	-	31,365	6,942	38,619
Foreign currency exchange	(22,569)	(81,106)	(4,482)	(56,237)
Legal and accounting fees	13,537	6,184	40,089	115,650
Management fees & salaries (Note 4)	15,000	15,000	45,000	45,000
Non-cash compensation charge (Notes 2&3)	-	40,850	1,230,750	40,850
Office and miscellaneous	29,554	14,539	43,315	49,232
Public relations	27,907	48,716	79,648	236,249
Property investigations	9,822	-	10,937	-
Regulatory and stock exchange fees	45	1,217	10,168	14,940
Rent and utilities	6,593	4,328	20,372	29,885
Repair and maintenance	2,540	-	5,837	-
Salaries and wages (Note 4)	30,502	39,768	97,837	139,326
Telephone and fax	4,398	2,918	10,996	11,164
Transfer agent fees	1,347	2,004	4,464	8,030
Travel and accommodation	8,596	24,878	38,588	92,338
	140,626	164,133	1,680,134	802,816

OTHER EXPENSES
Write off of deferred exploration costs	-	-	307,861	-
	-	-	307,861	-
NET (LOSS) INCOME FOR THE PERIOD	$(132,291)	$ 3,692	$(1,849,286)	$ (530,853)

LOSS PER SHARE	$ (0.00)	$ 0.00	$ (0.03)	$ (0.01)

NUMBER OF WEIGHTED AVERAGE SHARES	53,010,988	52,934,195	52,984,614	52,677,657

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended September 30,		Nine Month Period Ended September 30,
	2006	2005	2006	2005
OPERATING ACTIVITIES
Net (loss) income for the period	$(132,291)	$ 3,692	$(1,849,286)	$ (530,853)
Items not involving cash
Amortization	12,184	11,319	35,531	32,896
Write off of deferred exploration costs	-	-	307,861	-
Non-cash compensation charge (Note 3)	-	40,850	1,230,750	40,850
	(120,107)	55,861	(275,144)	(457,107)
Changes in non-cash working capital items	(449,511)	1,463,536	(354,863)	465,418
	(569,618)	1,519,397	(630,007)	8,311
FINANCING ACTIVITIES
Proceeds on issuance of common shares	-	12,000	51,000	255,140

INVESTING ACTIVITIES
Marketable securities	584,006	-	1,792,562	-
Due to related parties (Note 4)	8,038	(26,872)	(26,596)	-
Due from related parties (Note 4)	55,104	136,220	124,763	(21,324)
Advance from JV partner	-	1,304,232	-	1,304,232
Expenditures on deferred exploration costs	(874,282)	(862,445)	(2,084,458)	(2,085,382)
Purchase of property & equipment	(1,962)	(8,347)	(6,598)	(52,073)
	(229,096)	542,788	(200,327)	(854,547)

INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS	(798,714)	2,074,185	(779,334)	(591,096)
Cash and cash equivalents – beginning of period	1,442,934	13,868,705	1,423,554	16,533,986

CASH AND CASH EQUIVALENTS – END OF PERIOD	$ 644,220	$15,942,890	$ 644,220	$15,942,890

Supplementary disclosure of cash flow information:
Cash paid for interest	$ -	$ -	$ -	$ -
Cash paid for income taxes	$ -	$ -	$ -	$ -

Non-cash Transactions – Note 5

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Guatemala	Nicaragua	Mexico		Other	Equador		Period Ended	Year Ended
	Mineral Concessions	General Exploration	Mineral Concessions	General Exploration	Mineral Concessions	General Exploration	Cerro Colorado	September 30, 2006	December 31, 2005
ACQUISITION COSTS
BALANCE – BEGINNING OF PERIOD	$3,864,669	$ -	$ 19,315	$ -	$ 102,289	$ -	$ -	$3,986,273	$ 8,391,571
Cash	278,195	-	-	-	-	-	-	278,195	231,913
Write-off Acquisition Costs	-	-	-	-	(58,882)	-	-	(58,882)	(4,637,211)
BALANCE - END OF PERIOD	4,142,864	-	19,315	-	43,407	-	-	3,927,391	3,986,273
DEFERRED EXPLORATION COSTS
BALANCE - BEGINNING OF PERIOD	$5,470,075	$ 897,668	$ 2,848,219	$307,330	$ 185,314	$ 36,985	$ -	$9,745,591	$ 8,428,027
Property Payment/Investigation	23,156	824	12,602	-	764	-	-	37,345	13,680
Automobile	4,053	38,880	10,420	11,980	5,425	799	-	71,557	139,091
Camp, food and supplies	3,794	24,339	15,269	12,991	6,142	-	-	62,535	93,741
Drafting, maps and printing	163	906	405	7,572	167	6	-	9,219	4,104
Drilling	-	-	-	-	-	-	-	-	113,474
Exploration administration	2,651	9,001	5,987	8,752	743	104	-	27,236	33,399
Environment	-	247	4,423	-	-	-	-	4,670	6,601
Geochemistry	112	9,385	158,191	23,309	35,438	-	-	226,435	256,972
Geological consulting (Note 4)	46,060	204,769	125,239	178,051	108,974	10,531	3,694	677,317	997,148
Other consulting	12,071	35,118	5,134	19,636	3,223	102	-	75,283	63,840
Legal and accounting	5,497	13,824	4,364	34,897	1,425	-	-	60,007	70,656
Licenses, rights and taxes	23,541	5,818	65,096	4,949	23,989	-	-	123,394	151,217
Linecutting & trenching	334	6,866	7,149	7,800	-	-	-	22,149
Materials	492	4,137	4,081	3,429	2,829	-	-	14,969	38,976
Maintenance	2,044	3,408	3,838	1,006	1,202	-	-	11,498	9,578
Miscellaneous	1,736	1,246	2,360	657	4,088	-	-	10,087	11,577
Medical expenses	5,126	7,415	4,885	7,950	2,184	-	185	27.745	34,937
Rent and utilities	22,052	32,959	6,985	2,617	1,233	-	-	65,847	50,447
Rental equipment	-	-	-	1,235	-	-	-	1,235	4,826
Salaries and wages	29,656	59,318	24,955	20,074	11,152	-	-	145,154	208,627
Shipping	340	6,610	4,345	2,002	311	-	-	13,607	16,405
Telephone and communications	2,949	12,896	2,812	5,986	3,647	-	-	28,291	47,567
Travel and accommodation	5,078	34,109	12,742	23,654	9,096	5,436	567	90,681	231,224
	190,903	512,074	481,282	378,546	222,034	16,978	4,446	1,806,263	2,598,087
Expenditures Recovered									-
Write-off Exploration Costs	-	-	-	-	(248,979)	-	-	(248,979)	(1,280,523)
BALANCE - END OF PERIOD	5,660,978	1,409,742	3,329,501	685,876	158,369	53,963	4,446	11,302,876	9,745,591
TOTAL MINERAL PROPERTIES – END OF PERIOD	$ 9,803,842	$ 1,409,742	$ 3,348,816	$ 685,876	$ 201,776	$ 53,963	$ 4,446	$15,508,461	$13,731,864

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Months Ended September 30, 2006

Expressed in Canadian Dollars

1.

Nature and Continuance of Operations

Radius Gold Inc. (The Company) was formed by the amalgamation of Radius Explorations Ltd. (Radius) (formerly RDU – TSXV) and PilaGold Inc. (PilaGold) (formerly PRI – TSXV) which became effective on July 1, 2004.

The Company is engaged in acquisition and exploration of mineral properties located primarily in Central and South America. The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production.

The interim consolidated financial statements contained herein include the accounts of Radius Gold Inc. and its wholly-owned subsidiaries located in Cayman Islands, Guatemala, Nicaragua, Panama, Mexico and the Dominican Republic.

The nine months ending September 30, 2006 consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.

2.

Accounting Policy

(a)

Stock-Based Compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange (“TSX-V”).  The Company has adopted the CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring all compensation costs. Commencing January 1, 2004 the fair value of stock options awarded is recognized as an expense.

(b)

Marketable Securities

Marketable securities are recorded at the lower of cost or market value.

(c)

Cash and Cash Equivalents

Cash and cash equivalents included highly liquid investments with original maturities of three months or less.

(d)

Basic and Diluted Loss Per Share

When there is a loss for the period, basic loss per share (“LPS”) applies and is calculated by dividing the net loss applicable to common shareholders by the weighted average number of common shares outstanding for the year. Potentially dilutive securities are excluded from the calculation of LPS, as they were anti-dilutive.

When there is a gain for the period, diluted LPS applies and is calculated by including in the weighted average number of shares the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Months Ended September 30, 2006

Expressed in Canadian Dollars

3.

Share Capital

Authorized:

   Unlimited common shares without par value

	Number of Shares		Price Per Share	Amount $
Issued:			$
Balance June 30, 2004	40,306,492			29,655,020

Amalgamation options 1 Radius for 2.25 PilaGold	10,284,452		1.11	11,415,742
Exercise of stock options	117,000		0.65	76,050
Exercise of stock options	35,000		0.60	21,000
Exercise of stock options	54,000		0.68	36,720
Exercise of stock options	30,000		0.95	28,500
Exercise of stock options	30,000		0.90	27,000
Exercise of stock options	65,000		1.10	71,500
Exercise of stock options	79,444		0.99	78,650
Exercise of warrants	2,089,800		0.25	522,450
Transfer of contributed surplus on exercise of options	-	15,000	0.49	7,350
Transfer of contributed surplus on exercise of options	-	65,000	0.59	38,350
Transfer of contributed surplus on exercise of options	-	55,000	0.64	35,200
Transfer of contributed surplus on exercise of options	-	65,000	0.73	47,450
Balance December 31, 2004	53,091,188			42,060,982
Exercise of stock options	37,800		1.30	49,140
Exercise of stock options	40,000		0.90	36,000
Exercise of stock options	50,000		0.99	49,500
Exercise of stock options	35,000		1.00	35,000
Exercise of stock options	57,000		1.50	85,500
Transfer of contributed surplus on exercise of options	-	90,000	0.59	53,100
Transfer of contributed surplus on exercise of options	-	35,000	0.60	20,931
Transfer of contributed surplus on exercise of options	-	37,800	0.34	12,666

Balance December 31, 2005	53,310,988			42,402,819

Exercise of stock options	75,000		0.68	51,000
Transfer of contributed surplus on exercise of options	-	75,000	0.43	32,250

Balance September 30, 2006	53,385,988			42,486,069

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Months Ended September 30, 2006

Expressed in Canadian Dollars

3.

Share Capital (cont’d)

Escrow Shares

As at September 30, 2006, there are 375,000 common shares held in escrow, the release of which is subject to regulatory approval. Effective May 31, 2005, 375,000 shares were released from escrow.

Stock Options

The Company has established a formal stock option plan in accordance with the policies of the TSX-V under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option is not less than the market price of the Company’s stock as calculated on the date of grant.  The options are for a maximum term of five years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	September 30, 2006		September 30, 2005
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	2,558,332	$1.05	3,691,219	$1.05
Expired Unexercised	(125,000) (50,000) -	0.85 1.00	(22,222) (112,200) (35,000)	1.46 1.30 1.00
Granted	2,735,000	0.70	95.000	0.68
Exercised	(75,000)	0.68	(50,000)	0.99
	-	0.00	(35,000)	1.00
	-	0.00	(40,000)	0.90
	-	0.00	(37,800)	1.30

Cancelled	(140,000)	1.00	-	-
	(17,778)	0.99	-	-
	(100,000)	0.90	-	-
	(40,000)	0.99	-	-
	(128,888)	1.46	-	-
	(22,222)	2.03	-	-
	(225,000)	1.10	-	-
	(44,444)	1.37	-	-
	(150,000)	1.32	-	-
	(650,000)	1.00	-	-
	(50,000)	1.50	-	-
Outstanding, end of period	3,475,000	$1.07	3,453,997	$1.03

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Months Ended September 30, 2006

Expressed in Canadian Dollars

3.

Share Capital (cont’d)

Stock Options (cont’d)

The following stock options were outstanding and exercisable at September 30, 2006.

Number	Exercise Price ($)	Expiry Date

670,000	0.68	Jan 7, 2008
50,000	1.00	Sept 2, 2009
20,000	0.68	Sept 29, 2010
2,735,000	0.70	Feb 21, 2011

3,475,000

Stock-Based Compensation

The Company uses the fair value based method of accounting for stock options granted to consultants, directors, officers and employees. A non-cash compensation charge of $1,230,750 associated with the granting of options to directors and employees has been recognized in the financial statements for the nine months ended September 30, 2006, with a corresponding increase to contributed surplus. These compensation charges have been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate

4.02%

Expected stock price volatility

76%

Expected term in years

5

Expected dividend yield

0.0%

4.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	For the period ended September 30,
	2006	2005
Expenses:
Consulting fees	$-	$ 8,349
Management fees	45,000	45,000
Salaries and benefits	63,977	61,650
Mineral property costs Geological consulting fees	152,986	182,655
	$261,964	$ 289,305

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Months Ended September 30, 2006

Expressed in Canadian Dollars

4.

Related Party Transactions (cont’d)

Advances and other receivables include $8,198 due from directors, officers and employees of the Company. These were funds advanced for Company expenses and any balance owed will be paid back in the normal course of business.

Due from related parties of $131,886 are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and advances include $9,633 payable to a company which has a common director with the Company and to officers of the Company.

Due to related parties of $8,533 are amounts due to companies which have a common director with the Company and arose from shared administrative costs. The amount is repayable in the normal course of business.

5.

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

6.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

7.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s assets are located in Canada, Caymans, Argentina, Colombia, Guatemala, Nicaragua, Panama, Dominican Republic, Ecuador, Tanzania and Mexico.

Details of identifiable assets by geographic segments are as follows:

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Months Ended September 30, 2006

Expressed in Canadian Dollars

7.

Segmented Information (cont’d)

Total Assets	Period Ended September 30, 2006	Year Ended December 31, 2005

Canada	$ 13,944,017	$ 13,059,538
Caymans	(135,958)	761,493
Argentina	4,446	29,524
Guatemala	9,727,466	9,451,121
Nicaragua	3,384,472	4,055,501
Mexico	526,126	680,287
Panama	(8,777)	120,908
Other	53,963	36,985
Dominican Republic	1,798	1,789
	$ 27,497,553	$ 28,167,622
Property & Equipment
Canada	$ 37,996	$ 49,934
Guatemala	60,663	72,529
Nicaragua	232,880	232,617
Mexico	24,219	29,640
	$ 355,787	$ 384,720
Resource Properties Acquisition
Guatemala	$ 4,142,864	$ 3,864,669
Nicaragua	19,315	19,315
Mexico	43,407	102,289
	$ 4,205,586	$ 3,986,273
Deferred Exploration Costs
Ecuador	$ 4,446	$ -
Guatemala	5,660,978	5,470,075
Mexico	844,245	492,645
Other	53,963	36,985
Nicaragua	4,739,243	3,745,887
	$ 11,302,875	$ 9,745,592

8.

Subsequent Event

In November, 2006, the Company signed an agreement with Minera Cachabi C. Ltda. (“Mineca”), an Ecuadorian company, whereby the Company can earn 70% of the Cerro Colorado gold project in Ecuador by incurring exploration expenditures of US$3-million on or prior to the third anniversary of the commencement of drilling on the project. In addition, the Company must make staged cash payments to Mineca totaling US$1-million over three years (of which US$100,000 was paid on signing of the agreement). The Company must also fund and prepare a feasibility study on or before the fifth anniversary of the start up of drilling. Once the Company has earned its 70% interest in the project, the Company and Mineca will form a joint venture to develop the project.

RADIUS GOLD INC.

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Third Quarter Report – September 30, 2006

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company for the nine months ended September 30, 2006.  The following information, prepared as of November 17, 2006, should be read in conjunction with the September 30, 2006 financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.  The September 30, 2006 financial statements have not been reviewed by the Company’s auditors.

Business of the Company

The Company is in the business of acquiring, exploring and developing mineral properties, primarily gold targets, with a regional focus on Central America.  In some instances joint venture partners are found to advance the projects following discovery.  Presently the Company has a portfolio of projects in Nicaragua, Guatemala, Ecuador and southern Mexico.

Nicaragua

The most advanced project in Nicaragua is the Natividad project which is located in Central Nicaragua. Radius is advancing this project through a joint venture with Meridian Gold Inc.  Meridian has an option to earn a 60% interest in the project by making certain exploration expenditures and cash payments to the Company, the details of this earn-in can be reviewed on the Radius web site.  To date, Meridian has expended over US$3.5 million on the property, having completed a total of 43 holes at Natividad in 2005, and an additional 27 holes in the second phase as of September 30, 2006 (a total of 4,430m of drilling). The 2006 drilling tested the Manceras, Las Brisas, Ahumada, Pavon Central and Pavon North veins. In October, Meridian received permission to drill at the Las Vallas zone with approximately 1,000m planned during November and December.

Overall, results to date from the veins in the southern portion of the property, the Las Brisas and Ahumada veins, have been disappointing and have failed to extend the mineralized shoots intersected in last year's drilling. Strong veining with highly favourable textures was intersected in the drill holes but results generally failed to exceed 2 g/t gold, with a best intercept of 0.55m @ 9.17 g/t Au in hole NAT-06-049. Results from the drilling at Pavon Central and Pavon North veins show more encouragement with some significant intercepts, although here also deeper drilling shows a dramatic decrease in veining and gold grades.

Elsewhere in Nicaragua, Radius is continuing to market the San Pedro project but no further field work has been completed during the period.

Radius’s teams recently discovered a new, potentially significant vein system in northwest Nicaragua called the India Norte vein system. India Norte is 100% owned by Radius and lies close to the old La India mining camp approximately 70 km from Managua. The Company has identified a series of quartz veins and stockwork zones associated with a cluster of rhyodacite domes approximately 5 km north of the La India vein system which was mined historically. Radius’s soil geochemistry and prospecting has defined a north-west trending mineralized structure over 2.5 km long with gold-mineralized stockworks up to 30 m in true width locally.  Initial trench sampling returned low to moderate grade gold results but over significant widths.

There is reason to believe that the Company’s work to date has identified only the upper parts of the mineralized system. Research indicates that all of the mined ore shoots in the nearby La India camp, including those in the La India, Escondido, Constancia, Tatiana and Constancia veins, were mined between an elevation of 500 m above sea level (ASL) down to as low as 50 m ASL. The trenches sampled by Radius at India Norte are from well above that elevation, mostly on higher ground at elevations above 550m ASL indicating that there may be significant potential for gold-bearing epithermal veins at deeper levels.  The northwesterly strike of the mineralized structures sampled by Radius is also consistent with the strike of the ore veins within the La India mining camp.  Further results are pending and a drill plan is being prepared to test this working hypothesis.

Prospecting is also in progress in the north-east of the country where the programs have started to return positive results. Recent stream sediment and reconnaissance rock sampling at Region Autonoma Atlantico Norte (RAAN) has identified vein float, and notable amounts of free, visible gold in sediment and in quartz float samples in two areas. As a result, Radius has submitted several new exploration concession applications covering what are thought to be two new, potentially extensive vein systems exposed within a series of low-lying hills.  Possible low-sulphidation quartz vein structures up to 8m wide locally have been identified. More detailed work will follow upon the granting of Radius’s concessions in these areas.

Ecuador

In November 2006, Radius signed an option agreement with Minera Cachabi C. Ltda. (“Mineca”), an Ecuadorian company, whereby Radius may earn a 70% interest in the Cerro Colorado high sulphidation gold project in Azuay province, southern Ecuador by incurring exploration expenditures of US$3-million by the third anniversary of the commencement of drilling on the project.  In addition Radius must make staged cash payments to Mineca of US$1-million, with US$100,000 paid on signing of the agreement, a further $125,000 payable when Radius begins drilling on the project, and additional cash payments totalling $775,000 to be made up to and including the third anniversary of commencement of drilling. Radius must also fund and prepare a feasibility study on or before the fifth anniversary of the start up of drilling. Once Radius has earned its 70% interest in the project, Radius and Mineca will negotiate a joint venture agreement to develop the project.

The project lies at an elevation of 2,400 to 3,200m, and is 80km south of the city of Cuenca. It was explored by Newmont during the 1990s, and some 800 rock chip samples were collected.  Opposition at the time by some of the local communities influenced Newmont’s decision to abandon the project in 1992.  Newmont’s work identified three priority targets:

1.

Cerro Colorado is a 200m diameter hill with abundant pervasive silicification and was Newmont’s main target area.  The area has been tentatively interpreted as being at the roots of a large silica “Yanacocha-type” system.  Values of trace to 2.7g/t Au have been recovered from grab and chip sampling of the zone.  The size of the alteration and the extent of the silicification make Cerro Colorado a high priority drill target.

2.

The Reservoir anomaly is located at the north end of the greater Cerro Colorado project area.  The anomaly consists of poorly outcropping subvertical ribs of spongy silica with anomalous gold values.  The main drill target consists of outcrops of altered limonitized and silicified ignimbrite which assays from trace to 1.1 g/t Au.

3.

The Bola Rumi zone is situated 5km south of Cerro Colorado and consists of silica replacements within schistose Paleozoic or younger rocks.  Anomalous gold values from trace to 4.5 g/t Au were returned from sampling.  Quartz replacements occur for roughly 1km along strike.  The Balo Rumi target also contains the highest silver values returned from Cerro Colorado with several values of up to 60g/t returned from the western end of the Bola Rumi area.  This is quite distinct from the other anomalies, where Ag values are low (<5g/t).

Radius’s initial work in Ecuador is likely to focus on a community relations effort to secure permission from the local community to drill the project.

Guatemala

In Guatemala, Radius’s technical personnel continue to review the feasibility of commencing underground exploration work at the Tambor project.  The Company has also been in discussion with potential joint venture partners regarding the Tambor project, specifically aimed at assisting Radius with the proposed underground development.

Previous drilling on the project defined some very high grade gold shoots, the size of which was never defined by the drill programs conducted.  The Company feels that obtaining underground access to these areas would be a cost effective way to establish any continuity to these shoots, and believes there is potential to significantly increase the size of the present resource on this property.

Mexico

Radius’s teams continue the regional exploration programs ongoing in Mexico.

Results of Operations

For the nine months ended September 30, 2006, the Company had a consolidated net loss of $1,849,286 ($0.03 per share) compared to a net loss of $530,853 ($0.01 per share) for the nine months ended September 30, 2005.  Interest and other income was lower in the 2006 period as compared to the 2005 period, and total corporate expenses (not including stock-based compensation and amortization) in 2006 was about 55% of the total corporate expenses for 2005.  Categories of corporate expenses which were significantly lower in the nine months ended September 30, 2006 were legal and accounting, public relations and travel.  The increase in net loss from 2005 to 2006 is due mainly to a non-cash compensation charge in 2006 of $1,230,750 and a write-off of exploration costs of $307,861.

Quarterly Information

The following table provides information for the eight fiscal quarters ended September 30, 2006:

	Third Quarter Ended Sept. 30, 2006 ($)	Second Quarter Ended June 30, 2006 ($)	First Quarter Ended March 31, 2006 ($)	Fourth Quarter Ended Dec. 31, 2005 ($)	Third Quarter Ended Sept. 30, 2005 ($)	Second Quarter Ended June 30, 2005 ($)	First Quarter Ended March 31, 2005 ($)	Fourth Quarter Ended Dec. 31, 2004 ($)
Total Income	8,335	18,760	111,612	69,162	167,825	50,396	53,742	193,492
Net Loss (Gain)	132,291	155,509	1,561,487	6,148,545	(3,692)	244,203	290,342	1,726,354
Net Loss per share	0.00	0.00	0.03	0.12	0.00	0.00	0.01	0.03

Liquidity and Capital Resources

The Company’s cash and marketable securities decreased from $13.4 million at December 31, 2005 to $10.8 million at September 30, 2006.  During the nine months ended September 30, 2006, the Company spent $2,091,056 in exploration and equipment costs and $275,144 on corporate expenses.  Working capital at September 30, 2006 was $11.4 million compared to $13.8 million at December 31, 2005.

Management expects that the Company will have sufficient working capital to meet its corporate and exploration commitments over at least the next 24 months.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Mineral Properties Expenditures

Guatemala - During the nine months ended September, 2006, $190,903 was spent on exploration of mineral properties in Guatemala.  Of that amount, the major expenditure categories include $46,060 for geological consulting fees, $29,656 for salaries, $23,541 for licences, rights and taxes, and $23,156 for property payments.

Nicaragua - During the nine months ended September 30, 2006, the Company incurred $993,356 in exploration costs in Nicaragua.  Of that amount, the major expenditure categories include $330,008 for geological consulting fees, $167,576 for geochemistry, and $84,273 for salaries.

Mexico - During the nine months ended September 30, 2006, the Company spent $600,580 in exploration costs in Mexico.  Of that amount, the major expenditure categories include $287,025 for geological consulting fees, $58,747 for geochemistry and $36,322 for legal and accounting.  Deferred acquisition and exploration costs totalling $307,861 were written off in the quarter ended March 31, 2006, for properties on which no further work is warranted.

Ecuador - During the nine months ended September 30, 2006, the Company spent $4,446 on the Cerro Colorado in Ecuador.  Subsequent to the quarter end, the Company entered into an option agreement to acquire an interest in the Cerro Colorado Property in Ecuador.

Other - During the nine months ended September 30, 2006, the Company spent $53,963 on property investigations.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	For the period ended September 30,
	2006	2005
Expenses:
Consulting fees	$ -	$ 8,349
Management fees	45,000	45,000
Salaries and benefits	63,977	61,650
Mineral property costs
Geological consulting fees	152,986	182,655

	$ 261,964	$ 289,305

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $8,198 due from directors, officers and employees of the Company. These were funds advanced for Company expenses and any balance owed will be paid back in the normal course of business.

Due from related parties of $131,886 are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and advances include $9,633 payable to a company which has a common director with the Company and to officers of the Company.

Due to related parties of $8,533 are amounts due to companies which have a common director with the Company and arose from shared administrative costs. The amount is repayable in the normal course of business.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position, Outstanding Warrants and Options

The Company’s outstanding share position as at November 17, 2006 is 53,385,988 common shares, and the following share purchase warrants and incentive stock options are currently outstanding:

WARRANTS
No. of Shares	Exercise Price	Expiry Date

Nil

STOCK OPTIONS
No. of Shares	Exercise Price	Expiry Date

670,000	$0.68	January 7, 2008
50,000	$1.00	September 2, 2009
20,000	$0.68	September 29, 2010
2,735,000	$0.70	February 21, 2011
3,475,000

Financial Instruments

The carrying value of cash and cash equivalents, receivables, due from/to related parties and accounts payable and accrued liabilities approximate fair value because of the short-term maturity of those instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The Company’s mineral properties are also located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations.  Other risks facing the Company include competition, environmental and insurance risks, fluctuations in metal prices, share price volatility and uncertainty of additional financing.

Internal Disclosure Controls and Procedures

We have evaluated the effectiveness of our disclosure controls and procedures and have concluded that they are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.